Filed Pursuant to Rule 433

Registration Number 333-195547

PRICING TERM SHEET

RAIT Financial Trust

7.125% Senior Notes due 2019

August 11, 2014

The information in this pricing term sheet relates only to RAIT Financial Trust’s offering (the “Offering”) of its 7.125% Senior Notes due 2019 and should be read together with (i) the preliminary prospectus supplement dated August 11, 2014 relating to the Offering, including the documents incorporated by reference therein, filed pursuant to Rule 424(b) under the Securities Act of 1933 (the “Preliminary Prospectus Supplement”) and (ii) the accompanying prospectus contained in Registration Statement No. 333-195547.

Issuer:	RAIT Financial Trust, a Maryland real estate investment trust

Title of Securities:	7.125% Senior Notes due 2019 (the “Notes”)

CUSIP / ISIN:	749227 880 / US7492278806

Trade Date:	August 11, 2014

Settlement Date:	T+3, or August 14, 2014

Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange and, if the application is approved, expects trading in the Notes to begin within 30 days after the Notes are first issued.

Aggregate Principal Amount Offered:	$70,000,000 aggregate principal amount of the Notes (or a total of $80,500,000 aggregate principal amount of the Notes if the underwriters exercise in full their option to purchase additional Notes)

Pro Forma Outstanding Indebtedness:	After giving effect to the issuance of the Notes (assuming no exercise by the underwriters of their option to purchase additional Notes), the Issuer’s total consolidated indebtedness would have been approximately $2.49 billion as of June 30, 2014.

Maturity Date:	August 30, 2019 unless earlier redeemed or repurchased

Price to Public:	100% (or $25 per Note) plus accrued interest, if any, from August 14, 2014

Interest Rate:	7.125% per annum, accruing from August 14, 2014

Interest Payment Dates:	February 28, May 30, August 30 and November 30 of each year beginning on November 30, 2014

Optional Redemption:	Prior to August 30, 2017, the Notes will not be redeemable. On or after August 30, 2017 and prior to the maturity date, the Issuer may redeem for cash all or part of the Notes, upon not less than 30 nor more than 60 calendar days’ notice before the redemption date to the trustee, the paying agent and each holder of Notes. The redemption price will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (unless the redemption date falls after a regular record date but on or prior to the immediately succeeding interest payment date, in which case the Issuer will pay the full amount of accrued and unpaid interest to the holder of record as of the close of business on such regular record date, and the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed).

Fundamental Change Repurchase Event:	If a Fundamental Change (as defined in the preliminary prospectus relating to the Offering) occurs at any time, holders will have the right, at their option, to require the Issuer to repurchase for cash any or all of their Notes, or any portion of the principal amount thereof that is equal to $25 or an integral multiple of $25 in excess thereof. The price the Issuer is required to pay is equal to 101% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date (unless the repurchase date falls after a regular record date but on or prior to the interest payment date to which such regular record date relates, in which case the Issuer will instead pay the full amount of accrued and unpaid interest to the holder of record on such regular record date, and the repurchase price will be equal to 101% of the principal amount of the Notes to be repurchased).

Aggregate Underwriting Discount:	$2,625,000 ($3,018,750 if the underwriters exercise in full their option to purchase additional Notes)

Net Proceeds:	The estimated net proceeds from the sale of the Notes will be approximately $67,125,000 (or approximately $77,231,250 if the underwriters exercise in full their option to purchase additional Notes), after deducting underwriting discounts and the Issuer’s estimated offering expenses.

Use of Proceeds:	The Issuer intends to use the net proceeds from the sale of the Notes for working capital and general trust purposes.

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Barclays Capital Inc. Keefe, Bruyette & Woods, a Stifel Company Credit Suisse Securities (USA) LLC

Senior Co-Managers:	Ladenburg Thalmann & Co. Inc. MLV & Co. LLC. William Blair & Company, L.L.C.

Co-Managers	Compass Point Research & Trading, LLC Drexel Hamilton, LLC National Securities Corporation

Settlement Method:	Book-entry form through The Depository Trust Company

The Issuer has filed a registration statement (including a prospectus, dated May 13, 2014, and a related preliminary prospectus supplement, dated August 11, 2014) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the related preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611, Barclays Capital Inc. at 1-888-603-5847, Keefe Bruyette & Woods, Inc. at 1-800-966-1559, or Credit Suisse Securities (USA) LLC at 1-800-221-1037.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.